Via Facsimile and U.S. Mail
Mail Stop 6010

November 8, 2006

Mr. Richard Trevillion
Chief Executive Officer
BioProgress, PLC
15-17 Cambridge Science Park
Milton Road, Cambridge CB4 0FQ
United Kingdom

Re: BioProgress, PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Form 6-K Filed September 6, 2006
File No. 000-50994

Dear Mr. Trevillion:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 23

Results of Operations for Fiscal Years Ended December 31, 2005, 2004 and…, page 26

1. You disclose that the increased net loss between 2003 and 2004 was partially attributable to substantial consulting, legal and professional fees relating to your acquisitions. In light of this disclosure, please elaborate for us on the nature of

the fees and tell us why the fees were not included as part of the purchase price of your acquisitions, pursuant to paragraph 24 of SFAS 141.

Cost of Revenues, page 28

2. In disclosure-type format, please describe why the cost of revenues generated from BioTec Films, LLC decreased in 2005 while those revenues increased.

Item 18. Consolidated Statements, page F-1
Notes to the consolidated financial statements for the years ended…, page F-7

6. Inventories, page F-13

3. In disclosure-type format, please tell us why you wrote-off the $1,949,723 that had been included in work in progress inventory at December 31, 2004. In addition, as the amount was ultimately written off to development expenditure, please tell us why it was appropriate to include the amount in inventory and how that was complied with SFAS 2.

12. Stock Option Plan, page F-17

4. Please provide us revisions to the following disclosures to resolve the apparent inconsistency between the disclosures:

   • on page F-17, you disclose the remaining 3,500,000 and 4,000,000 options granted during 2005 to Mr. Farrow and to Mr. Trevillion, respectively, vested immediately and were exercisable at December 31, 2005, while

   • on page 34, you appear to disclose that 50% of these options would become exercisable beginning on March 1, 2006 and the other 50% would become exercisable beginning on September 30, 2006.

   To the extent that the disclosure on page 34 is correct, please tell us how you accounted for these options during 2006 when SFAS 123(R) presumably would have been adopted.

Form 6-K Filed September 6, 2006
Enclosure 1: Appointment and Resignation of Directors, dated August 15, 2006

5. As your new Group Finance Director joins you from Grant Thornton, the firm that audited the financial statements in your Form 20-F for 2005, please tell us whether you anticipate Grant Thornton will audit your 2006 financial statements or whether you have changed or will change auditors. As he was a Client Service Director and "has intimate knowledge of the activities of BioProgress through

Grant Thornton's role as the Company's auditors", please address Rules 2-01(b) and (c)(2)(iii) of Regulation S-X.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant